# Top 10 Holdings

**Top Ten Holdings As Of 10/31/2007**

| Description | Ticker | Percent |
|---|---|---|
| Learning Tree International Inc. | LTRE | 3.60% |
| Willbros Group Inc. | WG | 3.01% |
| Carters Inc. | CRI | 2.81% |
| FTI Consulting Inc. | FCN | 2.73% |
| streetTRACKS Gold Shares | GLD | 2.66% |
| ZOLL Medical Corp. | ZOLL | 2.60% |
| Avid Technology, Inc. | AVID | 2.58% |
| Cardinal Health Inc. | CAH | 2.54% |
| IKON Office Solutions Inc. | IKN | 2.52% |
| UAP Holding Corp. | UAPH | 2.48% |

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# Sector Weightings

as of October 31, 2007



*Net Cash, 11.63%
Technology, 17.85%
Business Services, 13.82%
Basic Materials, 13.76%
Consumer Goods and Services, 12.99%
Healthcare, 10.83%
Industrial Goods, 10.19%
Retail, 6.12%
Financial Services and Insurance, 1.44%
Aerospace and Defense, 1.37%

*Net Cash represents cash equivalents less liabilities in excess of other assets.

| Industry Sectors | Percent of Net Assets |
|---|---|
| Technology | 17.85% |
| Business Services | 13.82% |
| Basic Materials | 13.76% |
| Consumer Goods and Services | 12.99% |
| Healthcare | 10.83% |
| Retail | 6.12% |
| Financial Services and Insurance | 1.44% |
| Aerospace and Defense | 1.37% |
| Net Cash | 11.63% |